ANDREW I. TELSEY, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

March 3, 2010

VIA:	EDGAR

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: Ms. Do

RE:	Amiworld, Inc.;
Your Letter Dated January 21, 2010;
Form 10-K/A for the fiscal year ended December 31, 2008

Forms 10-Q/A for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009

SEC File No. 0-52742

Dear Ms. Do:

In response to your letter, above referenced, below please find the responses of the above referenced issuer (the “Company” or the “Registrant”). Each response coincides with the numbered comment in your letter.

Form 10-K/A for the year ended December 31, 2008

Critical Accounting Policies, page 32

Comment No. 1

The relevant sentence has been removed in the new Amendment.

Nature of organization, page F-7

Comment No. 2

The typo has been corrected in the new Amendment.

Securities and Exchange Commission

March 3, 2010

Item 9A. Controls and Procedures, page 54

Comments No. 3-7

As we discussed in our telephone conference call of Thursday, January 28, 2010, the Registrant included the disclosure concerning the two issues in this section not to disclose that it believed there was a material misstatement in its financial statements. Rather, it was included to describe certain issues that management had identified that potentially could result in problems arising in the future if the same were not remedied. Pursuant to our phone conversation, the discussion of these matters have been deleted in the Amendment and affirmative statements confirming the Registrant’s belief that there were no material weaknesses that existed that could cause a material misstatement of the Company’s financial statements.

Form 10-Q/A for the period ended June 30, 2009   Comment No. 8

As previously advised, the incident of the material account receivable at June 30, 2009 arose as a result of a shipment of diesel that was shipped and invoiced during the last week of June 2009. As a result, the Company’s balance sheet for the period ended June 30, 2009 disclosed the relevant large account receivable. This balance was paid shortly after the filing of the June 30, 2009 Form 10-Q and within the time parameters established by the Company for payment of accounts receivable. However, all future reports filed by the Company, including the amendment to the 10-Q for the periods ended June 30 and September 30, 2009, will contain disclosure in the Liquidity and Capital Resource section of Management’s Discussion addressing the issues raised in the staff’s comment.

Form 10-Q for the period ended September 30, 2009

Comment No. 9

All future filings, including the amended Form 10-Q’s for the period ended March 30, June 30 and September 30, 2009, will include a statement of operations that presents income (loss) attributable to the noncontrolling interest consistent with that shown in paragraph A4 of ASC 810-10-65.

Securities and Exchange Commission

March 3, 2010

Management’s Discussion and Analysis, page 12

Comment No. 10

The Amendment to the Form 10-Q for the period ended September 30, 2009 include disclosure as to why Odin Petroil had no revenues during the three month period ended September 30, 2009, as well as an affirmative statement that Odin Petroil did generate revenues during the three months ended December 31, 2009.

Thank you for your assistance. If we can be of any assistance in connection with the staff’s review of the enclosed, please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

/s/ Andrew I. Telsey

Andrew I. Telsey

For the Firm

cc: Client